OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

HYLETE, Inc.

560 Stevens Avenue, Solana Beach, CA 92075

858-225-8998

www.hylete.com

HYLETE

Up to 1,000,000 Class B Common Shares at $1.00 per share

Minimum purchase: 250 shares ($250)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

ABOUT THIS MEMORANDUM

Unless this Offering Memorandum (this "Memorandum") indicates otherwise or the context otherwise requires, references to "we," "us," "our," "The Group", "HYLETE" or "the Company" refer to HYLETE, Inc.

The information contained in this Memorandum is intended to be accurate only as of the date of this Memorandum, regardless of the time of delivery of this Memorandum or of any sale of securities. This Memorandum supersedes all prior information and discussions concerning any proposed offering of securities.

Documents referred to in this Memorandum, if not attached as exhibits or annexes, are available from the Company for inspection upon request. Statements made in this Memorandum regarding the contents of such documents are not necessarily complete. All references to, or summaries of, such documents are qualified by reference to the complete documents.

This Memorandum and the information it contains is our confidential property. You must keep this information confidential and may not give a copy of this Memorandum to anyone other than your advisors solely for the purpose of advising you in connection with the offering. By your acceptance of this Memorandum, you acknowledge and agree to the foregoing restrictions.

This Memorandum is not intended to include all information that an investor may consider important when considering an investment in the Company and the securities being offered hereby. Prior to any purchase of the securities, potential investors should conduct their own investigation and analysis and may ask us questions concerning any aspect of the Offering, the Company and the securities and request any information they deem appropriate.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Memorandum, and may make such statements in discussions with potential investors, that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including, without limitation, those set forth in the "Risk Factors" section of this Memorandum as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

THE OFFERING

This summary highlights some of the information about the Company and the Offering, and it may not contain all of the information that is important to you in making an investment decision with respect to the shares. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum, and our Form C, including any exhibits and annexes hereto, and should be read in conjunction therewith.

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $250,000. After close of the Minimum Raise, the Company will have multiple closings on funds as invested, up to the Target Offering Amount.

Target Closing Date: The target closing is on or before April 28, 2017, and if we have not received the Minimum Raise by that date no securities will be sold in this offering, and before investment commitments are cancelled and committed funds returned we will seek permission from investors to close on the amount raised.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is non-voting Class B Common Stock.

Stock Price: $1.00 per Share.

Number of Shares: Up to 1,000,000 Class B Common Stock shares are being offered.

Minimum Investment: $250 per investor (250 Shares)

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income OR net worth ***less than*** $100,000:
  - Greater of $2,000 or 5% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000

- Annual income AND net worth ***greater than*** $100,000:
  - 10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Investor Perks:

- All investors will automatically receive a special customer account on www.hylete.com. Investor accounts receive 50% off our retail pricing.

- Individuals investing at least $500 will also receive a store credit for 10% of the total amount of their investment. For example, an investor investing $1,000 will receive a store credit for $100 for use on www.hylete.com (a $200 retail value when used with the investor account).

THE COMPANY AND ITS BUSINESS

The company's business

HYLETE, Inc. is engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We are a California corporation, formed on January 13, 2015, and our address is 560 Stevens Avenue, Solana Beach, CA 92075. Our website is www.hylete.com.

Our apparel products include a full line of apparel and accessories for men and women, including items such as shorts, pants, tops and jackets designed for functional fitness and other athletic pursuits. We also produce gear that includes a growing bag and backpack line, socks and other accessories, and we have plans to launch footwear in the next 12-18 months. Our product team designs products with proprietary fabrics and/or innovative features that we believe differentiate us from the competition.

We utilize a community-based approach to building awareness of our brand. We currently have over 10,000 passionate ambassadors and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers. Our products are sold direct to consumer through our website (www.hylete.com). Approximately 10% of our revenue is derived from other channels, such as 3rd party ecommerce sites and international distributors.

Our brand is widely known within the CrossFit community, due in large part to our focus on functional fitness. Over the past several years, functional fitness has become much more predominant and our customer base has become much more diverse. In the future, we believe our brand will continue to evolve and become more widely known within the broader sports and fitness markets.

We compete with other major athletic apparel brands such as Nike and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for much lower prices than our competing brands. This, coupled with our community based marketing approach, are our primary competitive advantages.

We source our products from suppliers located in the United States, Asia and other international countries. The products are shipped to our third party logistics partner, which handles all of our warehousing and fulfillment operations. Our customers place an order on www.hylete.com and it is shipped directly to the customer from our third party warehouse.

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold a patent on our waist tightening system and have two patents pending. Our trademark application for our current HYLETE icon has been opposed and is currently under appeal with the Trademark Trial and Appeal Board. Currently, we have 17 employees.

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Officers and directors

Ronald Wilson	Cofounder, CEO/President and Director
Matthew Paulson	Cofounder and Director
Garrett Potter	CFO, COO and Secretary
James Caccavo	Director
Kevin Park	Director
Courtney Reum	Director

Ronald Wilson, CEO

Ron is one of the cofounders of HYLETE, and has been our CEO since 2012. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine's 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and an SFIA "Top 25 Leaders in Sporting Goods". He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Matthew Paulson, Chief Integration Officer

Matt is one of the cofounders of HYLETE, and has served as our Chief Integration Officer since 2012. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, BYU, and an MBA from San Diego State University.

Garrett Potter, CFO/COO

Garrett joined the company as our Chief Financial Officer in 2014. Prior to joining HYLETE, Garrett spent most of his career working with consumer brands in private equity and investment banking roles. He served on the Board of Directors of prAna, a successful yoga apparel company, and currently serves on the Board of Directors of SKLZ, a sports equipment manufacturer. He holds a BS in Finance and a MS in Accounting, both from San Diego State University.

Peter Dirksing, VP Product

Pete joined the company in 2013 as our Vice President, Product. Prior to joining HYLETE, Pete was the Director of Product at X-1 Audio and Jaco Clothing. He holds a BA from the University of California, San Diego.

James Wardlow, VP Marketing

Jamie joined the company in 2012. Prior to joining HYLETE, Jamie was the E-commerce Manager at Nixon Watches and Jaco Clothing. He holds a BS in Marketing from San Diego State University.

Related party transactions

The Company has not engaged in any transactions with related parties.

RISK FACTORS

In addition to all other information set out in this document, the following specific risk factors should be considered carefully by potential investors in evaluating whether to make an investment in the Company. The investment described in this document may not be suitable for all of its recipients. Before making a final decision, investors are advised to consult their stockbroker, bank manager, attorney, accountant or other independent professional adviser.

You should carefully consider the risks described below and ensure that you have read this document in its entirety before making a decision to invest in the Company.

Prospective investors should be aware that an investment in the Company is speculative and involves a high degree of risk. In addition to the other information contained in this document, the Company believes that the following risk factors are the most significant for potential investors and should be considered carefully in evaluating whether to make an investment in the Company. If any of the risks described in this document actually occurs, the Company may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed. The risks listed do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems immaterial, may also have an adverse effect on the Company. In particular, the Company's performance may be affected by changes in market or economic conditions and in legal, regulatory and tax requirements. The risks listed below are not set out in any particular order of priority. These are the principal risks that relate to the Company and its business:

- ***Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience***. Any harm to our brand could have a material adverse effect on our company.

- ***We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality***. Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

- ***We rely upon information systems to operate our website, process transactions, and communicate with customers***. Any disruption or slowdown of our systems, including system failures, breaches or other causes could disrupt our business and reduce our sales.

- ***Our success depends on our ability to design and manufacture products that appeal to our customers***. It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- ***We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can***. Competition may result in pricing pressure, reduced profit margins or a reduction in market share, any of which could substantially harm our business and results of operations.

- ***The Trademark Trial and Appeal Board (TTAB) has preliminarily determined that the registration of our logo as a trademark should not be allowed***. The TTAB has preliminarily determined that our logo could potentially cause confusion in the marketplace, and as a result has determined that the U.S. Patent and Trademark Office should reject registration of our logo. We have requested reconsideration of this determination, and we believe that the TTAB's determination is incorrect and we intend to vigorously pursue reconsideration including possibly appealing to the Federal Circuit.

- ***We rely on third parties to provide services essential to the success of our business***. Our third party partners provide a variety of essential business functions, including warehousing and distribution, website hosting and design, and many others. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.

- ***An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products***. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

- ***Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position***. We continue to takes steps to protect and maintain our intellectual property rights, however we cannot be sure that these steps will be adequate. If we fail to procure, protect or maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

- ***Our trademarks may conflict with the rights of others and we may be prevented from selling some of our products***. We have applied for and obtained several United States and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, we cannot guarantee that any of our pending trademark applications will be approved. Additionally, third parties may assert intellectual property claims against us, particularly as we expand our business. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether. Any of these events could harm our business and cause our results, liquidity and financial condition to suffer.

- ***Our future success is dependent on the continued service of our senior management***. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. The experience, technical skills and commercial relationships of the personnel of the Company provide us with a competitive advantage. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

- ***We rely on continued equity financing to support our working capital requirements and operating losses***. If we cannot obtain enough equity to fund our business in the future, we could be forced to modify our growth plans, issue equity below its current price and/or potentially liquidate, all of which could adversely impact the value of your investment.

- ***Requirement for further investment***. The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

- ***There is no assurance the maximum amount of this offering will be sold***. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- ***Investors will have no voting rights with respect to decisions of the Company***. We are offering shares of our non-voting Class B common stock. Investors will have no voting rights attached to their stock, and therefore will have no ability to impact or otherwise influence corporate decisions of the Company. Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

- ***Holders of our preferred stock have preferential rights to distributions on a sale of the Company***. See "OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES".

- ***This investment is illiquid***. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should be prepared to hold this investment until the company is acquired or has an initial public offering, both of which depend on a variety of factors outside of our control, and may never occur.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following reflects all shareholders with outstanding ownership greater than 5.0%. Please see separate schedule for complete ownership detail.

Shareholder	Class of Stock	Outstanding ownership %	Fully diluted ownership %
Ronald Wilson	Class A Common	20.1%	16.8%
Steelpoint Co-Investment Fund, LLC	Series A-2, A-1 and A Preferred Class A Common	17.5%	15.6%
Matthew Paulson	Class A Common	14.8%	12.4%
Westlake International (& affiliated entities)	Series A-2 Preferred	7.9%	6.5%
CircleUp Advisors (& affiliated entities)	Series A-2 Preferred	7.2%	6.5%

Classes of securities

The capital stock of the company consists of two classes designated, respectively, Common Stock and Preferred Stock. The Common Stock consists of two series, Class A Common Stock and Class B Common Stock. The Preferred Stock consists of three series, Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.

The summary of the fully diluted capitalization of the company is as follows:

Class	Authorized	Issued & Outstanding	Outstanding %	Fully Diluted	Fully Diluted %
Class A Common	26,482,500	7,824,600	38.7%	7,824,600	31.3%
Class B Common	6,000,000	0	0.0%	0	0.0%
Series A-2 Preferred	5,971,000	4,721,500	23.3%	5,971,000	23.9%
Series A-1 Preferred	5,970,300	5,970,300	29.5%	5,970,300	23.9%
Series A Preferred	1,712,200	1,712,200	8.5%	1,712,200	6.8%
Class A Common Options	3,517,500	0	0.0%	3,517,500	14.1%
Total	**49,653,500**	**20,228,600**	**100.0%**	**24,995,600**	**100.0%**

If this offering is fully subscribed, there will be 1,000,000 shares of our Class B Common Stock outstanding. In that event, holders of our Class B Common Stock will own 3.8% of our fully-diluted shares. If the minimum amount is raised in this offering ($250,000), there will be 250,000 shares of our Class B Common Stock outstanding. In that event, holders of our Class B Common Stock will own 1.0% of our fully-diluted shares.

The rights of each class of security are described below.

Conversion Rights: Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company's Class A Common stock at the then-applicable conversion rate. At the date of this Offering Memorandum, the conversion rate for each series of Preferred Stock is one share of Class A Common Stock, per one share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended, in which the gross proceeds to the Company are at least Thirty Million Dollars ($30,000,000), or, at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, voting together on an as-converted basis.

Voting Rights: Holders of Class B Common stock are not entitled to any voting rights, except as required by law. Holders of Class A Common Stock vote together with the Preferred Stock. Holders of the Preferred Stock shall be entitled to the number of votes equal to the whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted immediately after the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Company. The Preferred Stock shall vote together with the Class A Common Stock at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as the Class A Common Stock.

In addition to any other vote or consent required, the vote or written consent of the holders of at least a majority of the outstanding Preferred Stock, voting together on an as-converted basis, shall be necessary for effecting or validating the following actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise): (i) alter or change the rights, preferences or privileges of the Preferred Stock, or effect any transaction in which the Preferred Stock are treated differently than the Common Stock; (ii) authorize, create or issue any new class or series of stock or other security, including any security that is junior, pari passu or senior to the Preferred Stock with respect to voting, dividends, redemption or liquidation rights; (iii) issue any Preferred Stock after the effective date of the Company's Third Amended and Restated Articles of Incorporation (the "Restated Articles"); (iv) effect the sale of any material assets of the Company, including but not limited to intellectual property, other than in the ordinary course of business; (v) effect any transaction with any affiliates of the Company unless approved by the Company's Board of Directors; (vi) increase or decrease the authorized numbers of directors constituting the Company's Board of Directors; (vii) enter into a different line of business; (viii) Amend or waive any provision of the Restated Articles; (ix) redeem or repurchase any Common Stock or Preferred Stock (other than buy/sell agreements with employees not to exceed $50,000) or pay or declare any dividend on any Common Stock or Preferred Stock other than redemptions of or dividends on the Preferred Stock as expressly authorized by the Restated Articles; (x) effect any Liquidating Event (as defined below); (xi) issue Common Stock or Preferred Stock, including options exercisable into Common Stock, except for options approved for issuance by the Board of Directors; (xii) incur or refinance any funded indebtedness above $250,000, except as approved by the Company's Board of Directors; and (xiii) conversion into a different type of entity or transfer of jurisdiction.

Election of Board of Directors: The Company's Board of Directors shall consist of five (5) members. The holders of the Series A Preferred Stock, voting as a separate series and separate class, shall be entitled to elect one (1) member (the "Series A Preferred Director"), and remove such Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of such Series A Preferred Director. The holders of Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member (the "Preferred Director"), and remove such Preferred Director and fill any vacancy caused by the resignation, death or removal of such Preferred Director. The holders of Class A Common Stock, voting as a separate class, shall be entitled to elect one (1) member (the "Common Director"), and remove such Common Director and fill any vacancy caused by the resignation, death or removal of such Common Director. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall not be an officer or employee of the Company (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Company (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

Dividend Rights: Holders of Preferred Stock, in preference to the holders of Common Stock of the Company, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of twelve percent (12%) of the Original Issue Price (as defined below), for such share of Preferred Stock, per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and the like with respect to such shares after the filing date of the Restated Articles). Except in connection with a Liquidating Event, as further described in the Restated Articles, such dividends shall be payable only when, as and if declared by the Board of Directors, and shall be cumulative. In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the Company, or certain other events such as the sale or merger of the Company, as further set forth in the Restated Articles (each, a "Liquidating Event"), all holders of Preferred stock are entitled to a liquidation preference that is senior to holders of the Common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows: $0.5143 per share for each share of Series A-2 Preferred Stock; $0.3078 per share for each share of Series A-1 Preferred Stock; $0.1917 per share for each share of Series A Preferred Stock (each, the "Original Issue Price"); in each case plus any unpaid dividends. If, upon such Liquidating Event, the assets (or the consideration received in such transaction) that are distributable to the holders of Preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Preferred Stock, the remaining assets of the Company legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Redemption Right: The holders of at least seventy-five percent (75%) of the then-outstanding shares of Preferred Stock, voting together on an as-if-converted basis, may require the Company, to the extent it may lawfully do so, to redeem the Preferred Stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities (as further described in the Restated Articles). The Company shall effect such redemption by paying in cash in exchange for the shares of Preferred Stock to be redeemed a sum equal to the Original Issue Price per share of the Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date of the Restated Articles) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors.

What it means to be a hold Non-Voting Common Stock

As a holder of Class B Common Stock, you will have no voting rights. You will hold a minority interest in the Company and the holders of the majority of the Preferred Stock and Class A Common Stock will control the Company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution:

The investor's stake in a company could be diluted when a company issues additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller percentage of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible preferred shares, options or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of Securities:

Our stock is not currently traded on any stock exchange. There will not be a public market for the stock. Our Bylaws place restrictions on the ability to transfer or sell the stock to third parties. As a result, you may not be able to sell your stock at the time you desire and any sale may be at a substantial discount. Because the stock is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the stock is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the stock will ever appreciate in value to the point where, even if the stock were sold at a substantial discount, you would receive the price you paid for your Stock.

Without limiting the generality of the above, investors may not make any disposition of their stock unless (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement, (ii) the disposition is made to an "accredited investor" as defined in Section 501 of the Securities Act, and also in compliance with Rule 144 or Rule 701 of the Securities Act, (iii) such disposition is to the Company, (iv) to a revocable trust for the benefit of the transferring investor and/or his or her spouse, parents, lineal descendants or legally adopted children, or (v) upon the death of the investor, to such investor's spouse, parents, lineal descendants or legally adopted children.

The stock is being offered pursuant to exemptions from the registration requirements of the Securities Act, and must be held indefinitely unless the stock is subsequently registered under the Securities Act or an exemption from such registration is available and state securities laws are complied with. The Company is under no obligation to register the stock under the Securities Act or qualify such shares under any state securities laws. Share certificates will bear appropriate legends with respect to these restrictions.

Drag-Along Provision:

In the event of a sale of the Company and any other event deemed a Liquidating Events as defined in the Company's Third Amended and Restated Articles of Incorporation, each holder of Class B Common Stock shall be obligated to vote all shares of the capital stock then held by him/her/it in favor of such event and take all action as reasonably requested by the Company to carry out the terms of the Liquidating Event, including executing and delivering all instruments of conveyance and transfer, and any stock purchase agreement, merger agreement or any other agreement(s) in connection with such Liquidating Event.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the fiscal periods ending December 31, 2014 (reviewed), December 31, 2015 (reviewed) and December 31, 2016 (internal) can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

Revenue for fiscal year 2016 was approximately $6.9 million, representing 21% total annual growth, with a net income loss of $1.8 million. Revenue for fiscal year 2015 was $5.7 million, representing 41% total annual growth, with a net income loss of $1.9 million.

Financial milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $10 million, $14 million and $20 million, respectively, and believes the company will generate positive net income beginning in 2019.

Liquidity and capital resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has an outstanding promissory note for $3.15 million. The notes bears interest of 12.5% per year, paid monthly in arrears, with the balance due at maturity on July 30, 2019. The company also has an outstanding note to one of its existing shareholders for $200,000. The notes bears cash interest of 1.5% per month, paid monthly, with the balance due and payable on December 31, 2017.

Recent offerings of securities

In February of 2013, the company issued a $300,000 convertible promissory note to an accredited investor. The note was converted into 2,446 shares of Series A Preferred Stock in December 2013.

In June 2014, the company issued $1,500,000 in Series A-1 Preferred Stock through a Title II offering to accredited investors. The company also converted $300,000 plus accrued interest from an existing inventory financing note (from an accredited investor) into 8,529 Series A-1 Preferred Stock.

In March 2015, the company issued $1,500,000 in Series A-2 Preferred Stock through a Title II offering to accredited investors. The company issued a total of 4,167 Preferred shares in the offering.

In July 2015, the company issued a series of convertible notes through a Title II offering to accredited investors. The notes, which totaled $880,726 plus accrued interest, were converted into 2,575 shares of Series A-2 Preferred Stock in 2016.

In July 2016, the company issued a warrant for 1,785 Series A-2 Preferred Stock shares in conjunction with a senior debt facility of $3.15 million.

All of the proceeds above were used for growth and general working capital purposes. The shares of the company were split 700:1 in January 2017.

USE OF PROCEEDS

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $250,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 5.0% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for general working capital, product development and marketing.

Irregular Use of Proceeds

There will be no irregular use of proceeds in this offering.

DETERMINATION OF OFFERING PRICE

The offering price of the shares has been established at $1.00 per share. This price was determined solely by the Company and is arbitrary. This price should not be considered a determination of the actual present or future value of the Company's shares. Additionally, this price may not be indicative of the price at which the shares would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that an investor would receive if we were liquidated or dissolved.

In the event the Company requires additional investment to fund its operation, it may sell and issue to third parties additional equity securities in the Company, which would have a dilutive effect on all shareholders of the Company, including investors.

ADDITIONAL INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

Commencing on April 30, 2017, the Company will make annual reports available on its website under a tab titled, "*Investor Information*".

Compliance failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR [COMPANY]

Please send financial statements - Balance Sheet, Income Statements, Statement of Cash Flow, Statement of Changes in Equity For Past 2 Years and independent accountant's' review in PDF format. StartEngine will add these items to the offering memorandum.

Review Report of Independent Accountants
and Financial Statements
with Supplemental Information for

Hylete, Inc.

December 31, 2015

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hylete, Inc.

We have reviewed the accompanying financial statements of Hylete, Inc., which comprise the balance sheet as of December 31, 2015, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

MOSS-ADAMS LLP

Supplementary Information

Our review was made for the purpose of expressing a conclusion that there are no material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The information included in the accompanying supplementary information on pages 17 and 18 is presented only for purposes of additional analysis and has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.

Moss Adams LLP

Irvine, California
June 8, 2016

HYLETE, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 671,617
Accounts receivable, net	83,252
Inventory	2,509,364
Vendor deposits	20,932
Prepaid and other current assets	101,161
Total current assets	3,386,326
PROPERTY AND EQUIPMENT, net	366,795
INTANGIBLE ASSETS	186,219
OTHER NON-CURRENT ASSETS	11,350
	$ 3,950,690

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,045,146
Accrued expenses	359,903
Line of credit	907,096
Convertible debt, net of debit issuance costs	882,375
Bridge note	200,000
Capital lease obligations, current portion	17,879
Total current liabilities	3,412,399
CAPITAL LEASE OBLIGATIONS, net of current portion	47,954
STOCKHOLDERS' EQUITY	
Series A preferred stock, no par value, 100,000 total preferred shares authorized; 2,446 issued and outstanding at December 31, 2015	295,161
Series A-1 preferred stock, no par value, 100,000 total preferred shares authorized; 8,529 issued and outstanding at December 31, 2015	1,723,088
Series A-2 preferred stock, no par value, 100,000 total preferred shares authorized; 4,167 issued and outstanding at December 31, 2015	1,411,429
Common stock, no par value, 200,000 shares authorized; 11,178 issued and outstanding at December 31, 2015	116,758
Additional paid-in capital	15,253
Accumulated deficit	(3,071,352)
Total stockholders' equity	490,337
	$ 3,950,690

HYLETE, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

	Amount	Percent of Net Sales
NET SALES	$ 5,732,609	100.0 %
COST OF SALES	2,701,752	47.1
GROSS PROFIT	3,030,857	52.9
OPERATING EXPENSES		
General and administrative	2,599,093	45.3
Selling and marketing	1,168,379	20.4
Shipping and distribution	1,146,967	20.0
	4,914,439	85.7
LOSS FROM OPERATIONS	(1,883,582)	(32.8)
INTEREST EXPENSE	48,640	0.8
NET LOSS	$ (1,932,222)	(33.6)

See review report of independent accountants and accompanying notes.

HYLETE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Class A Units		Class B Units		Class C Units		Series A Preferred		Series A-1 Preferred		Series A-2 Preferred		Common Stock		Additional paid	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in capital	Deficit	Equity
BALANCE as of December 31, 2014	10,975	$ 2,018,249	11,178	$ 116,758	164	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (1,139,130)	$ 995,877
Net Loss	-	-	-	-	-	-	-	-	-	-	-		-	-	-	(1,932,222)	(1,932,222)
Conversion of Class B units into Common Stock	-	-	(11,178)	(116,758)	-	-	-	-	-	-	-		11,178	116,758	-	-	-
Conversion of 2,446 Class A units into Preferred Series A-1	(2,446)	(295,161)	-	-	-	-	2,446	295,161	-	-	-		-	-	-	-	-
Conversion of 8,529 Class U units into Preferred Series A-1 stock	(8,529)	(1,723,088)	-	-	-	-	-	-	8,529	1,723,088	-		-	-	-	-	-
Issuance of 4,167 Preferred Series A-2 shares	-	-	-	-	-	-	-	-	-	-	4,167	1,500,000	-	-	-	-	1,500,000
Financing costs related to issuance of Preferred Series A-2 shares	-	-	-	-	-	-	-	-	-	-	-	(88,571)	-	-	-	-	(88,571)
Conversion of Class C units into Non-qualified stock options and stock warrants	-	-	-	-	(164)	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,253	-	15,253
BALANCE as of December 31, 2015	-	$ -	-	$ -	-	$ -	2,446	$ 295,161	8,529	$ 1,723,088	4,167	$ 1,411,429	11,178	$ 116,758	$ 15,253	$ (3,071,352)	$ 490,337

HYLETE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,932,222)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of property and equipment	71,089
Stock-based compensation	15,253
Changes in:	
Accounts receivable	(11,032)
Note receivable	20,100
Inventory	(1,384,429)
Vendor deposits	70,388
Prepaid and other current assets	(71,745)
Other non current assets	(11,350)
Accounts payable	434,863
Accrued expenses	72,780
Net cash used in operating activities	(2,726,305)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of intangible assets	(98,710)
Payments for the acquisition of property and equipment	(437,884)
Net cash used in investing activities	(536,594)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net borrowings on line of credit	907,096
Net borrowings on convertible debt	882,375
Net borrowings on bridge note	200,000
Net borrowings on capital leases	65,833
Proceeds from issuance of Series A-2 Preferred Stock	1,500,000
Financing costs related to Series A-2 Preferred Stock issuance	(88,571)
Net cash provided by financing activities	3,466,733
NET INCREASE IN CASH AND CASH EQUIVALENTS	203,834
CASH AND CASH EQUIVALENTS, beginning of year	467,783
CASH AND CASH EQUIVALENTS, end of year	$ 671,617

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 48,542

Note 1 – Nature of Business

Hylete, LLC (the "LLC") was organized under the laws of the State of California on March 26, 2012 and engaged in the design, manufacturing and distribution of premium performance apparel and accessories. The LLC was formed to design, develop, and distribute apparel primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as third party e-commerce retailers. The LLC was headquartered in Solana Beach, California. The LLC was converted to a C-Corporation effective January 2015.

Hylete, Inc. (the "Company") was organized under the laws of the State of California in January 2015, upon conversion from an LLC. There was no change in operations as a result of the conversion. The original members' capital contributions were converted into preferred and common stock.

Note 2 – Summary of Significant Accounting Policies

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments – The Company's financial instruments consist of cash, accounts receivable, accounts payable, and accrued expenses. The carrying value of cash, accounts receivable, accounts payable, and accrued expenses are considered to be representative of their fair market value, due to the short maturity of these instruments.

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base and use of a factor. The Company does not require collateral on accounts receivable. Management considers its customer base to be credit worthy and that established reserves against accounts receivable are sufficient to cover the risk of any future losses.

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2015. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful.

Inventory – Inventory is comprised of finished goods and is valued at the lower of cost or market as of December 31, 2015. Cost is determined using standard cost which approximates the first in, first-out method.

Intangible assets – The Company records its tradename and costs associated with defending its tradename as intangible assets with an indefinite life. The Company accounts for these intangible assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Goodwill and Other Intangible Assets. Accordingly, intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds it fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. For the year ended December 31, 2015, the company determined that there was no impairment of its intangible assets.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally two years.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of $13,929 recorded as of December 31, 2015.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of expenses. Total shipping and handling costs included in shipping and distribution expense was $586,011 for the year ended December 31, 2015.

Note 2 – Summary of Significant Accounting Policies (continued)

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2015 amounted to $186,286, which is included in selling and marketing expense.

Stock compensation expense – The Company estimates the fair value of the stock warrants and options (Note 7 and Note 8) using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The Company calculated the estimated fair value of each stock warrant on the date of grant using the following assumptions for the year ended December 31, 2015:

Expected life of warrants (in years)	10.00
Expected stock price volatility	20.00%
Annual rate of quarterly dividends	0.00%
Discount rate	1.00%

The Company calculated the estimated fair value of each stock option on the date of grant using the following assumptions for the year ended December 31, 2015:

Expected life of options (in years)	5.75 - 6.25
Expected stock price volatility	20.00%
Annual rate of quarterly dividends	0.00%
Discount rate	1.00%

The risk-free interest rate is equal to the implied yield available on United States Treasury securities with an equivalent remaining term. The Company adopted the simplified method for calculating the expected term. An annual rate of quarterly dividends of 0.00% was used as management does not intend to distribute dividends in the foreseeable future.

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets (Note 11).

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2015, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through June 8, 2016, which is the date the financial statements were available to be issued.

Note 3 – Line of Credit

On December 23, 2015, the Company entered into a revolving line of credit agreement with a lender. The agreement allows for a maximum availability of $1,500,000 and accrues interest annually at a rate equal to the Prime Rate plus 8.75%. Advances shall be calculated based up on the amount of eligible inventory, as defined in the agreement, and collections are to be paid into a collection Account at a financial institution to be selected by the lender. All principal and accrued interest shall be due in full on or before December 22, 2017.

Note 4 – Convertible Debt

As of December 31, 2015, the Company had an outstanding convertible note payable balance of $882,375, net of debt issuance costs of $19,787. The debt accrues interest at 5% per annum and matures in June 2016. The note has two conversion options, mandatory and optional. These options are at the discretion of the Company. Mandatory conversion will take place upon the closing of Qualified Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the sum of the outstanding principal balance under this note plus accrued and unpaid interest computed as of the date of conversion, divided by the lesser of: (A) eighty percent (80%) of the price per share of the equity securities sold in the Qualified Financing (rounded to the nearest whole share), and (B) the value of a share of the Company's equity securities on a fully-diluted basis at a pre-money enterprise valuation of the Company of $15,000,000. Under the optional conversion, the debt will be converted into the number of shares by taking the total amount of all unpaid principal and interest hereunder is divided by the same price per share as the Company's last round of financing. None of the debt had been converted as of December 31, 2015.

Note 5 – Preferred Stock

At December 31, 2014, there were 10,975 Class A units outstanding. In conjunction with the Company's conversion into a corporation in January 2015, these units were converted into 2,446 units of Series A Preferred Stock and 8,529 units of Series A-1 Preferred Stock at a purchase price of $134 and $215, respectively, for total gross proceeds of approximately $2,167,000. These amounts are presented net of associated issuance costs on the statements of stockholders' equity.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 4,167 shares of Series A-2 Preferred Stock at a purchase price of $360 per share for total gross proceeds of $1,500,000.

Note 5 – Preferred Stock (continued)

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share).

The corporation shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Corporation legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Note 5 – Preferred Stock (continued)

Redemption rights – The holders of at least 75% of the then-outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Corporation to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Corporation by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors.

Drag along rights – If the holders of at 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Shareholders shall have the right to cause a “Drag-Along Sale” by the other Shareholders (the “Dragged Shareholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Shareholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Shareholders and other specified criteria as stated in the voting agreement.

Note 6 – Common Stock

During the year ended December 31, 2014, there were 11,178 Class B units outstanding totaling $116,758. In conjunction with the Company’s conversion into a corporation during the year ended December 31, 2015, these units have been converted into 11,178 units of common stock totaling $116,758.

Note 7 – Stock Warrants

In 2014, the Company granted Class C membership unit awards to various members and employees. In conjunction with the Company’s conversion into a corporation during the year ending December 31, 2015, these units were converted into 1,529 stock warrants and 1,462 non-qualified stock options (Note 8). The warrants have an exercise price of $215.46 per share and expire 10 years after issuance.

On March 6, 2015, the Company issued 83 stock warrants in connection with the Series A-2 Preferred Stock financing. The warrants have an exercise price of $360 per share and expire 10 years after issuance.

Note 7 – Stock Warrants (continued)

The following table summarizes warrant activity for the year ended December 31, 2015:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term (years)
Outstanding at December 31, 2014	-	$ -	-
Units converted from Class C units	1,529	228.69	4.04
Granted	83	360.00	4.21
Outstanding at December 31, 2015	1,612	$ 235.46	4.05

Management determined that the fair market value of the stock warrants was $13,797, which was recognized during the year ended December 31, 2015.

Note 8 – Stock Option Plan

The Company's Equity Incentive Plan (the "Incentive Plan"), permits the grant of incentive and non-qualified stock options for up to 2,718 shares of common stock. As of December 31, 2015, 1,986 shares were available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

The 1,462 non-qualified stock options converted from prior awards (Note 7) vest 25% after six months of service and 25% after one year, with the remaining 50% monthly over the following year.

On August 20, 2015, the Company awarded 188 non-qualified stock options under the Incentive Plan. These non-qualified stock options vest 25% after one year of service and 75% over the following three years.

Note 8 – Stock Option Plan (continued)

The following table summarized option activity for the year ended December 31, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (years)
Outstanding at December 31, 2014	-	$ -	-
Units converted from Class C units	1,462	215.46	0.35
Granted	188	360.00	0.73
Outstanding at December 31, 2015	1,650	$ 231.93	0.45

During the year ended December 31, 2015, the Company recognized $1,456 of stock compensation expense related to stock options.

As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was approximately $5,272.

Note 9 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed $35,344 to the Plan during the year ended December 31, 2015.

Note 10 – Major Suppliers and Customers

For the year ended December 31, 2015, purchases from two suppliers represented approximately 34% of total vendor purchases. As of December 31, 2015, approximately $553,956 was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 11 – Income Taxes

At December 31, 2015 the Company had federal net operating loss carry forwards of approximately $1,970,000, and state net operating loss carry forwards of $1,800,000. The Federal and California net operating losses expire on various dates through 2035.

The Company's net deferred tax asset at December 31, 2015 is approximately $881,000 and primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2015, the Company provided a 100% valuation allowance against the net deferred tax assets which Management could not determine would more likely than not be realized.

Note 12 – Commitments and Contingencies

Leases – The Company leases their office facility for a monthly rent of approximately $9,000 and retail showroom for $3,000. Total rent expense related to these leases for the year ended December 31, 2015 totaled approximately $156,000. The terms for both leases end in 2017.

The minimum future lease payments for the above operating leases as of December 31, 2015 are as follows:

Year ending December 31,	
2016	$ 156,401
2017	39,940
	$ 196,341

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquires have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

SUPPLEMENTAL INFORMATION

	Amount	Percent of Net Sales
NET SALES		
Sales revenue, net of discounts	$ 5,662,485	98.8 %
Shipping revenue	275,227	4.8
Discounts, returns and allowances	(205,103)	(3.6)
	$ 5,732,609	100.0 %
COST OF SALES		
Beginning inventory	$ 1,124,935	19.6 %
Purchases, contract labor and production costs	4,086,181	71.3
	5,211,116	90.9
Ending inventory	(2,509,364)	(43.8)
	$ 2,701,752	47.1 %

HYLETE, INC.
OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2015

	Amount	Percent of Net Sales
GENERAL AND ADMINISTRATIVE		
Payroll and related expenses	$ 1,808,118	31.5 %
Systems expense	166,096	2.9
Rent	174,481	3.0
Professional fees	119,259	2.1
Product development	106,051	1.8
Office expense	89,733	1.6
Depreciation expense	71,089	1.2
Taxes and licenses	26,306	0.5
Insurance	22,707	0.4
Stock-based compensation	15,253	0.3
	$ 2,599,093	45.3 %

	Amount	Percent of Net Sales
SELLING AND MARKETING		
Strategic partner commissions	$ 203,429	3.5 %
Events marketing	187,192	3.3
Advertising	186,286	3.2
Product seeding	148,822	2.6
Merchant fees	125,798	2.2
Sales commissions	77,574	1.4
Travel	67,867	1.2
Events rewards	62,521	1.1
Packaging and Inserts	49,105	0.9
Collateral	46,334	0.8
Content development	13,451	0.2
	$ 1,168,379	20.4 %

	Amount	Percent of Net Sales
SHIPPING AND DISTRIBUTION		
Freight out	$ 586,011	10.2 %
Logistics	419,953	7.3
Other	141,003	2.5
	$ 1,146,967	20.0 %
TOTAL OPERATING EXPENSES	$ 4,914,439	85.7 %

Review Report of Independent Accountants
and Financial Statements
with Supplemental Information for

Hylete, LLC

December 31, 2014

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Hylete, LLC

We have reviewed the accompanying balance sheet of Hylete, LLC as of December 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Our review was made for the purpose of expressing a conclusion that there are no material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The information included in the accompanying supplementary information on pages 13 and 14 is presented only for purposes of additional analysis and has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.

Moss Adams LLP

Irvine, California
July 13, 2015

HYLETE, LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	467,783
Accounts receivable, net		72,220
Related party note receivable		20,100
Inventory		1,124,935
Vendor deposits		91,320
Prepaid and other current assets		29,416
Total current assets		1,805,774
INTANGIBLE ASSETS		87,509
	$	1,893,283

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	610,283
Accrued expenses		287,123
Total current liabilities		897,406
MEMBERS' EQUITY		995,877
	$	1,893,283

HYLETE, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

	Amount	Percent of Net Sales
NET SALES	$ 4,004,791	100.0 %
COST OF SALES	1,980,287	49.4
GROSS PROFIT	2,024,504	50.6
OPERATING EXPENSES		
General and administrative	1,412,725	35.3
Selling and marketing	540,760	13.5
Shipping and distribution	768,060	19.2
	2,721,545	68.0
LOSS FROM OPERATIONS	(697,041)	(17.4)
INTEREST EXPENSE	35,888	0.9
NET LOSS	$ (732,929)	(18.3)

See review report of independent accountants and accompanying notes.

HYLETE, LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Class A Units		Class B Units		Class C Units		Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Deficit	Total
BALANCE, December 31, 2013	2,446	$ 280,682	10,100	$ 116,758	-	$ -	$ (406,201)	$ (8,761)
Net loss	-	-	-	-	-	-	(732,929)	(732,929)
Issuance of Class A units	6,959	1,500,000	-	-	-	-	-	1,500,000
Financing costs related to Class A units	-	(100,751)	-	-	-	-	-	(100,751)
Conversion of note payable	1,570	338,318	-	-	-	-		338,318
Equity-based compensation	-	-	-	-	164	-	-	-
BALANCE, December 31, 2014	10,975	$ 2,018,249	10,100	$ 116,758	164	$ -	$ (1,139,130)	$ 995,877

HYLETE, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(732,929)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Accounts receivable		(70,286)
Inventory		(649,776)
Vendor deposits		(91,320)
Prepaid and other current assets		(15,999)
Accounts payable		256,255
Accrued expenses		244,455
Net cash used in operating activities		(1,059,600)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of intangible assets		(56,622)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class A units		1,500,000
Financing costs related to Class A units		(100,751)
Net cash provided by financing activities		1,399,249
NET INCREASE IN CASH		283,027
CASH AND CASH EQUIVALENTS, beginning of year		184,756
CASH AND CASH EQUIVALENTS, end of year	$	467,783

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	36,149

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS

In June 2014, an outstanding note payable plus unpaid interest amounting to $338,318 was converted into 1,570 Class A units. The equity conversion was accounted for within members' equity (see Note 4).

Note 1 – Nature of Business

Hylete, LLC (the "Company") is engaged in the design, manufacturing and distribution of cross-training apparel and accessories. The Company distributes and designs cross-training apparel under their internally developed lines. The Company sells primarily direct to consumer through its own web site, events and affiliate marketing partners, as well as select specialty retailers located throughout North America. The Company is headquartered in Solana Beach, California.

Note 2 – Summary of Significant Accounting Policies

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses. The carrying value of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their fair market value, due to the short maturity of these instruments.

Cash – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base and use of a factor. The Company does not require collateral on accounts receivable. Management considers its customer base to be credit worthy and that established reserves against accounts receivable are sufficient to cover the risk of any future losses.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful.

Inventory – Inventory is comprised of finished goods and is valued at the lower of cost or market as of December 31, 2014. Cost is determined using standard cost which approximates the first in, first-out method.

Note 2 – Summary of Significant Accounting Policies (continued)

Intangible assets – The Company records its tradename and costs associated with defending its tradename as intangible assets with an indefinite life. The Company accounts for these intangible assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Goodwill and Other Intangible Assets. Accordingly, intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds it fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. For the year ended December 31, 2014, the company determined that there was no impairment of its intangible assets.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company generally allows a 90 day right of return to its customers.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of expenses. Total shipping and handling costs included in shipping and distribution expense was $570,697 for the year ended December 31, 2014.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2014 amounted to $67,482, which is included in selling and marketing expense.

Income taxes – Hylete is organized as a limited liability company ("LLC"). An LLC is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. In accordance with the Company's operating agreement, the Company may disburse funds necessary in order to satisfy the members' estimated income tax liabilities. LLCs registered in the State of California are subject to an annual minimum state franchise tax of $800 and an LLC fee based upon revenues earned during the year ended December 31, 2014.

Note 2 – Summary of Significant Accounting Policies (continued)

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2014, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through July 13, 2015, which is the date the financial statements were available to be issued

Note 3 – Related Party Note Receivable

In 2013 the Company lent cash to an officer, and member, of the Company. The note receivable is non-interest bearing and has an outstanding balance of $20,100 as of December 31, 2014 (see Note 9).

Note 4 – Convertible Note Payable

As of December 31, 2013 the Company had an outstanding convertible note payable balance of $321,489. The debt accrued interest at 15% per annum. The holder of the note payable elected to convert the note in June 2014. At the time of conversion, the outstanding balance was $321,489 with accrued interest of $16,829. At fair value of $215.46 per unit, the outstanding balance plus unpaid interest converted to 1,570 Class A units. The total value of $338,318 was recorded as non-cash contributions within members' equity as of December 31, 2014.

Note 5 – Members' Equity

Limitation of liability – In accordance with the Limited Liability Company Agreement of the Company, (the "LLC Agreement"), no member of the Company has personal liability in their capacity as a member for the obligations of the Company or for any of the Company's losses beyond the amount contributed by such member to the capital of the Company**.**

Profit and loss allocations – Profits and losses are allocated to the members based on their relative capital account balances, including certain other adjustments as set forth in the LLC Agreement.

Authorized capital – As of December 31, 2014, the Company is authorized to issue 27,178 units, 10,975 of which has been designated as Class A preferred units ("Capital Units"); 11,178 which has been designated as Class B common units; and 5,025 which has been designated as Class C profits interest units.

Class A units – As of December 31, 2014, there were 10,975 Class A units outstanding. Class A unit holders are entitled to distributions in preference to any other classes of units until such Class A unit holders have received their invested capital plus a 12.00% yield per annum which compounds annually (return on the unreturned capital of such holder from time to time, "Preferred Return").

Class B units – As of December 31, 2014, there were 10,100 Class B units outstanding. Class B units are entitled to distributions on a pro rata basis as discussed below.

Class C units – Class C units do not have any rights other than dividend rights as discussed below.

On February 10, 2014, the Company granted Class C membership unit awards to a member of management (the "Grantee"). Under the Unit Grant Agreement, the Grantee is awarded Class C units that vest over two years from the grant date. In the event of the termination of the employee's employment with the Company, all of the then vested and unvested units will be automatically cancelled and forfeited without payment of any consideration.

There were 164 units that vested during the year ended December 31, 2014. Management determined that the fair market value of the unit grants is immaterial to the financial statements; therefore, no value was recognized for the year ended December 31, 2014.

Secondary capital – With respect to each Member, the positive difference, if any, of (a) net profits and items thereof, other than in respect of Preferred Returns, reduced (but not below zero) by the amount of net losses and items thereof allocated to the Member in previous fiscal years or other periods (but not the current period), over (b) the sum of distributions to the Member in previous fiscal or other periods (but not the current period).

Note 5 – Members' Equity (continued)

Dividend rights – All distributions of the Company's distributable funds shall be made as follows: (a) first, to the holders of Capital Units, in proportion to and to the extent of their respective accrued but unpaid Preferred Returns; (b) then, to the holders of Capital Units with unreturned capital, in proportion to and to the extent thereof; (c) then, to the Members with Secondary Capital, in proportion to and to the extent thereof; and (d) then, to all holders of Capital Units and profit units in proportion to their respective holdings of units.

Minimum dividends – The Company shall distribute to each Member an amount of cash equal to 52.9% of the net profits allocated to that Member with respect to each tax year of the Company. The foregoing percentage is based on the current highest marginal income tax rates under Federal and California law, after taking into account the deductibility of California income taxes from Federal taxable income.

Voting rights – Only Members holding Class A units and Class B units shall have the right to vote on matters brought before the Members for Approval. Holders of Class C units shall have no voting rights except as specifically required by law, if any.

Drag along rights – If the Class A Members holding at least seventy-five percent (75%) of the then outstanding Class A units (collectively, the "Dragging Members") propose to sell units representing more than fifty percent (50%) of the then-outstanding units of the Company, then the Dragging Members shall have the right to cause a "Drag-Along Sale" by the other Members and holders of units (the "Dragged Members") pursuant to the LLC agreement. In the event of a drag-along sale, each Dragged Member shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Members and other specified criteria as stated in the LLC agreement.

Redemption rights – Any time after the fifth (5th) anniversary of the closing, the Company shall, at the election of Class A Members holding not less than seventy-five percent (75%) of the then outstanding Class A units, redeem the Class A units at a price per unit equal to the unit Class A original purchase price, plus the unpaid preferred return, to the extent it may lawfully do so.

Liquidation rights – Upon any liquidation, dissolution or winding up of the Company, the holders of the Capital Units shall be entitled to receive, prior to and in preference to any distributions of any of the assets of the Company to the holders of Class C units or common units, following the method as described in dividend rights above.

Note 5 – Members' Equity (continued)

Purchase option – Upon certain conditions set forth in the LLC Agreement, each holder of Class B units and Class C units, hereby irrevocably grants to the Company or any other Person designated by the board, a continuing option (the "Purchase Option") to purchase all or any portion of such holder's Class B units and/or Class C units at any time after (a) with respect to Class B units, such Class B Member voluntarily ceases to perform significant services for or on behalf of the Company or is terminated for Cause, and (b) with respect to Class C units, such Class C Member ceases (for any reason) to perform significant services for or on behalf of the Company (the "Termination Date"), in each case as determined by the board. The price (the "Purchase Price") for the Class B units and/or Class C units which are to be purchased (the "Repurchased Units") shall be (x) with respect to the holder's Class B units and/or vested Class C units to be purchased, the amount such Person would receive with respect to such units upon liquidation of the Company following a sale of all of the Company's Assets for fair market value (and assuming such sale occurred on the date of the exercise of this Purchase Option), and (y) with respect to all of the holder's unvested Class C units, an aggregate payment of one dollar ($1.00). Except as otherwise provided below, no interest shall accrue with respect to the Purchase Price during the period between the date on which the Purchase Option is exercised and the date on which the Purchase Price is paid.

Note 6 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed $14,000 to the Plan during the year ended December 31, 2014.

Note 7 – Major Suppliers and Customers

For the year ended December 31, 2014, purchases from two suppliers represented approximately 67% of total vendor purchases. As of December 31, 2014, approximately $336,451 was due to these suppliers. The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 8 – Commitments and Contingencies

Leases – The Company leases their office facility for a monthly rent of approximately $3,600. Total rent expense related to this lease for the year ended December 31, 2014 totaled approximately $51,000 (see Note 9).

Note 8 – Commitments and Contingencies (continued)

The minimum future lease payments for the above operating lease as of December 31, 2014 are as follows:

Year ending December 31,		
2015	$	44,496
2016		45,828
	$	90,324

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquires have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

Note 9 – Subsequent Events (un-reviewed)

On January 13, 2015, the Company changed their status as an LLC to a C-Corporation.

On January 14, 2015, the Company cancelled their office facility lease and entered into a new lease with the same lessor. The new lease calls for monthly rent of approximately $7,680 and is effective February 1, 2015 through December 31, 2017.

On March 6, 2015, the Company issued 4,167 units of Class A preferred units in exchange for $1,500,000.

Subsequent to year end, the related party note receivable amounting to $20,100 was forgiven.

SUPPLEMENTAL INFORMATION

HYLETE, LLC
NET SALES AND COST OF SALES
YEAR ENDED DECEMBER 31, 2014

	Amount	Percent of Net Sales
NET SALES		
Gross sales	$ 4,233,337	105.7 %
Discounts, returns and allowances	(228,546)	(5.7)
	$ 4,004,791	100.0 %
COST OF SALES		
Beginning inventory	$ 475,159	11.9 %
Purchases, contract labor and production costs	2,630,063	65.7
	3,105,222	77.6
Ending inventory	(1,124,935)	(28.2)
	$ 1,980,287	49.4 %

HYLETE, LLC
OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2014

	Amount	Percent of Net Sales
GENERAL AND ADMINISTRATIVE		
Payroll and related expenses	$ 1,126,793	28.2 %
Systems expense	97,498	2.5
Office expense	65,171	1.6
Rent	51,343	1.3
Product development	41,503	1.0
Professional fees	13,875	0.3
Taxes and licenses	13,600	0.3
Insurance	2,942	0.1
	$ 1,412,725	35.3 %

	Amount	Percent of Net Sales
SELLING AND MARKETING		
Events marketing	$ 178,879	4.5 %
Merchant fees	120,098	3.0
Advertising	67,482	1.7
Events rewards	52,614	1.2
Sales commissions	51,120	1.3
Product seeding	39,129	1.0
Branding and creative	31,438	0.8
	$ 540,760	13.5 %

	Amount	Percent of Net Sales
SHIPPING AND DISTRIBUTION		
Freight out	$ 570,697	14.3 %
Logistics	197,363	4.9
	$ 768,060	19.2 %

See accompanying review report of independent accountants.

EXHIBIT C TO FORM C

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HYLETE

Pioneering an ecosystem to change the landscape of fitness.

Small OPO · Solana Beach, CA · Fashion & Apparel

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"We started HYLETE in 2012 with a goal to build a fitness brand with a **direct connection to its customers**. We made this goal a reality by creating the best cross-training short on the market, and selling it direct to consumer (bypassing traditional retail).



With over **150,000 customers**, HYLETE has evolved into the **first community-driven brand** targeted at the lifestyle of functional fitness - designing, and building men's and women's premium performance apparel and gear. We do this with the support, input, and feedback of the "HYLETE nation" community, 10,000 of which are influential fitness professionals.

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In 2016, HYLETE generated $6.9 million in revenue, contributing to greater than **$19 million in revenue** since inception. In 2017, we will continue to not only add to our array of premium performance apparel, but will be launching an extended lineup of backpacks and bags. For December of 2017, we have targeted the launch of our first functional fitness shoe that will allow users to select from a system of insoles to maximize the

performance, comfort, and safety of their workouts.

Our vision is to create a dynamic fitness "ecosystem" that we believe can ultimately change the landscape of fitness.

The next step in the continued engagement and growth within our community, is the introduction of the HYLETE Daily Circuit App. This App is designed to deliver a workout regimen that maximizes an efficient combination of endurance, strength, and cardio circuits to forge a healthier, happier lifestyle. Our ultimate success in developing this new ecosystem will result in physical and virtual locations, whereby the HYLETE community will assemble to experience a functional fitness lifestyle in an efficient, fun, and fresh new way.

With our unique approach, trust of our community, and this new evolution in crowdfunding, **we are poised to change the future of fitness.** We hope you will take the time to learn more about us, and join us in creating positive change in millions of lives."

-Ron L. Wilson, II (CEO and Co-founder)



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$1 / share | $25 million pre-money valuation
If you invest, you're betting the company will hold a future value greater than $26 million.

Minimum investment of $250 / 250 shares
Investment opportunity available to accredited and non-accredited investors, with $250 minimum investment.

Perks

50% off all purchases on HYLETE.com
All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on HYLETE.com (excludes clearance, co-branded, and project items).

10% store credit
Additionally, you will receive a store credit on HYLETE.com in the amount of 10% of your total investment. (For example, a $1,000 investment will receive $100 in store credit; a $200 retail value, on HYLETE.com.)

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Market Opportunity

Americans spend over **$60 billion per year** on the desire to live healthier*. Millions of people consistently seek the latest "innovation" in fitness training, diets, and gear; but undoubtedly the vast majority will migrate to the next "new thing" as the time and money they spend will not achieve the results they desire.

In recent years functional fitness participation has skyrocketed to over **17 million core participants** within cross-training, high intensity interval training, and boot camps.

Pioneering an efficient and fun ecosystem that is built with the input, support, and feedback of our HYLETE community provides a new opportunity to engage and keep millions of people living healthier and happier lifestyles.

(2015 Sports, Fitness and Leisure Activities Topline Participation Report – Sports and Fitness Industry Association)
*(*http://money.usnews.com/money/personal-finance/articles/2013/01/02/the-heavy-price-of-losing-weight)*



Cross-training
9.5M
HIT training
5.5M
Bootcamp
2.3M

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What We've Accomplished So Far

Sales Growth

Our sales have grown an average of 50%+ per year since inception, and we are targeting growth to over **$20 million in revenue per year by 2019**.



$0.3M
$1.8M
$4.0M
$5.7M
$6.9M
$10.0M
$14.0M
$20.0M
2012
2013
2014
2015
2016
2017
2018
2019

Customer Growth

Over **150,000+ customers** including **10,000+ fitness professionals** have joined the HYLETE nation since 2012.



Total Customers
150K
Fitness Professionals
10K

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Product Success

2016 saw the introduction of some of the most innovative and sought-after product HYLETE has ever designed. Our backpack line grew with the addition of the new icon 6-in-1 backpack. The icon backpack has 6 configurations, including a removable daypack with laptop sleeve. The flexion collection introduced flexion fabric to our line of men's performance apparel, by way of the flexion jacket, flexion short, and flexion pant. Our goal to continually innovate and push the limits of what we build for the HYLETE nation was showcased with the arrival of the women's nimbus caprite, featuring an adjustable length that can be worn as a capri, or a full length tight.

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Passionate Community

#HYLETEnation
HYLETE is fueled by the support, input, and feedback of a passionate community, referred to as the **"HYLETE nation."** With over 230,000 followers on various social media platforms, the HYLETE nation continues to actively participate in the growth of HYLETE's online presence.

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Circuit Challenge for Charity
The Circuit Challenge for Charity is an annual, fun-spirited fitness challenge built to benefit HYLETE's supported charities. Taking place in the Spring, participants are delivered a weekly circuit challenge for four weeks. HYLETE donates $1 per each participation score that is uploaded. In 2016 over $5,000 was raised for the participating charities.


190K+
6K+
33K+

HYLETE project
The HYLETE nation's feedback and input inspires future product ideas. HYLETE project provides the community with the opportunity to bring product concepts to reality under the theme of: ***"You back it. We build it."*** When a product is fully funded through HYLETE project, it is put into production and when available, shipped directly to the backers.

HYLETE Charity Program

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TEAM
RUBICO
HEROES
PROJECT

The HYLETE charity program supports charities that share the same core beliefs of the HYLETE nation. Handpicked for their clear vision and genuine compassion, participating charities receive fifty percent (50%) of revenue from their charity apparel sales on HYLETE.com. In 2017, HYLETE hopes to raise $100,000 for participating charities.

"I think the thing that's been surprising and encouraging is the fact that the HYLETE community jumped on board and they are major supporters, fans, and Abolitionists. They are helping us. They are supporting us. So HYLETE, more than just contributing financial means to us, they've created their own tribe and their own team of athletes who are onboard with us."
- Tim Ballard, O.U.R. Rescue, Founder and CEO

Future Products

Footwear

For December of 2017, we have targeted the launch of our first functional fitness shoe that will allow users to select from a system of insoles to maximize the performance, comfort, and safety of their workouts.

Each insert is designed to work within the shoe itself, with the goal of reducing the number of shoes (and 3rd party inserts) that you would potentially purchase for your fitness lifestyle.


HYLETE





Daily Circuit

The HYLETE Daily Circuit training program is designed for a lifestyle of functional fitness that strives to maximize its effectiveness through a combination of endurance, strength, and cardio circuits while minimizing the time commitment required. Energy and effort must be put into the program to achieve the results, but the goal is to make the time spent as efficient as possible. The HYLETE Daily Circuit is designed to be executed at 80-90% of max output so that participation in other athletic and/or fitness endeavors can be intermixed and enjoyed and NOT be impeded due to excessive soreness or injury.



Daily Circuit App

Participants of the HYLETE Daily Circuit will be able to access each circuit through the HYLETE Daily Circuit App. Each circuit outlines a series of daily movements that include detailed descriptions of each movement along with a short tutorial video. ***Beta Version is now available for free download to both IOS and Android devices.***

HYLETE Fusion Studios

HYLETE Fusion Studios are the concept of actual brick and mortar locations that "fuse" the following:

- fitness
- fashion
- food
- fun



The concept studio encompasses a high tech interactive Daily Circuit Studio with 16 Pods (one pod per person) working out in a reserved pod and time slot (every hour on the hour), with the coaching and motivation of a Daily Circuit Certified Instructor.

The club atmosphere allows for all HYLETE members to see and try on the latest apparel, footwear and gear. The balance of the space is intended to be highly effective space for members to work remotely, meet, and enjoy high quality fitness food and drink (also delivered at a value price).
These HYLETE Fusion Studios bring together the best attributes of other leading brands, but deliver them at a cost and time savings to our members.

What The Future Holds

Where The Money Is Going

This current crowdfunding round is intended to continue our innovation in apparel, gear, and help us introduce footwear to the HYLETE line. Additionally, it will enable us to further expand the quality and depth of our HYLETE Daily Circuit App. With success in these areas, we will look to a larger crowdfunding round to further build the community-driven HYLETE brand and open the doors to physical HYLETE Fusion Studio locations.







July 2012



1st Short

Launch of first HYLETE cross-training short.

December 2013



$1M Revenue

Revenue exceeds $1 million.

October 2015



Patent Issued

Patent issued for HYLETE waist tightening system.

September 2016



Icon 6-in-1 Backpack

Icon 6-in-1 backpack successfully funded on Kickstarter.com

Febuary 2017

Crowdfunding

Launch of first official crowdfunding campaign.

April 2017

Daily Circuit App

Official launch of the HYLETE Daily Circuit App. (Beta Version is now available for free download to both IOS and Android devices.)

Summer 2017



Expand Women's Line

Introduction of two new products to women's apparel.

December 2017



Launch Footwear

Targeted launch of first HYLETE functional fitness shoe.

Spring 2018



Future Crowdfunding

Fundraising to support future growth initiatives.

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Meet the Founders



Ron Wilson

Co-Founder, CEO

Founded 180s, Kelysus, and Jaco Clothing. Grew 180s to over $50 million in sales; achieving a ranking of number 9 on Inc. Magazine's 500 fastest growing companies. Ernst & Young Entrepreneur of the Year National Finalist and an SFIA "Top 25 Leaders in Sporting Goods". Over 25 years in the fitness industry.



Matt Paulson

Co-Founder, CIO

Founded Xtreme Sponge and former Director of Sales and Marketing for Jaco Clothing.

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And the Rest of the Team



Garrett Potter

CFO

Former Managing Director at Steelpoint Capital Partners.



Pete Dirksing

VP of Product

Former Director of Product at X-1 Audio and Jaco Clothing.



Jamie Wardlow

VP of Marketing

Former E-commerce Manager at Nixon Watches and Jaco Clothing.

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Offering Summary

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $250,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.

Target Closing Date: The target closing date is on or before April 28, 2017, and if we have not received the Minimum Raise by that date no securities will be sold in this offering, and before investment commitments are cancelled and committed funds returned we will seek permission from investors to close on the amount raised.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is non-voting Class B Common Stock.

Stock Price: $1.00 per Share.

Number of Shares: Up to 1,000,000 Class B Common Stock shares are being offered.

Minimum Investment: $250 per investor (250 Shares)

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

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Annual income OR net worth ***less than*** $100,000:

Greater of $2,000 or 5% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000

Annual income AND net worth ***greater than*** $100,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Investor Perks:

All investors will automatically receive a VIP Investor account that will entitle them to 50% off all purchases on www.hylete.com (excludes clearance, co-branded, and project items).

Additionally, all investors will receive a store credit on HYLETE.com in the amount of 10% of their total investment. (For example, a $1,000 investment will receive $100 in store credit; a $200 retail value, on www.hylete.com.)

The Company will not incur any irregular use of proceeds.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow HYLETE to get notified of future updates!

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IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

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Copyright © 2016 StartEngine, LLC. All Rights Reserved.

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Exhibit D to Form C

Hylete is a direct to consumer functional fitness brand that's literally driven by our community.

We use the input, support and feedback of the Hylete nation to really propel our progress both in apparel and gear and soon to be other products.

We're here today to talk about not just where we've been, but most importantly, the vision of what we see as functional fitness.

Our vision is to be more than just a premium apparel fitness company that sells directly to our community. We have three other phases of our vision that we're really excited about. We will be launching footwear in 2017 and phases 2, 3, and 4 are really want we want to talk to you about in terms of this opportunity to become investors in Hylete.

Phase two, our ecosystem if you will, is to create a workout regime that will define a new way to think about fitness. We have over 108 movements that will be part of our first daily circuit regime.

Our third phase of our vision is our daily circuit app. The extension of our daily circuit workout regime. It will provide a feed for everyone to tap into to see the workout of the day. To see all the movements and tap into the videos that explain the movements along with trainer tips.

So that every individual can get the most out that exercise in terms of health and fitness level and at the same time reduce the chance of injury.

Hylete fusion studios is really the combination of our vision for creating this functional fitness ecosystem.

The fusion studios will be physical locations that will allow our community to very efficiently and effectively come in and see our latest new apparel, gear and footwear; workout do the daily in a really cool studio with 15 or 16 people with an instructor; have access to nutritional food and drink; and do all of this in a place they can also get an hour of work in or hang out and socialize with other fitness and lifestyle enthusiasts. Doing what no other company has ever done before, putting them in one place, under one brand, with the support of one community.

We hope that all of our former customers have become fans, and those fans that have become ambassadors, that they support us in this new endeavor of investing in Hylete and us as a company and be part of our journey of changing the landscape of fitness.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment

commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

OTHER INFORMATION

HYLETE

FINANCIAL SUMMARY
DECEMBER 2016

I. KEY HIGHLIGHTS

- Strong holiday sales propelled us to a record Q4 and overall solid finish to 2016.
- New customer acquisition and online orders pacing at ~40% annual growth rate.
- Successful shift towards our highest margin channel; online now 85% of total revenue.
- Gross margin improvement from 51.6% to 54.2% in second half of 2016.
- Operating expenses flat year-over-year despite 20%+ growth in total revenue.
- Closing balance sheet reflects more cash and healthier inventory levels than prior year.

II. ONLINE PERFORMANCE

Our site traffic was up significantly early in 2016, primarily driven by certain social media spend that was lowering our overall conversion rates. We began reprioritized those marketing dollars in Q3, and as a result our conversion rates have returned to prior year levels. We added 29k new customers in 2016, compared to 24k the year prior, and now have 82k total customers. Our total online orders reached $6.3 million, up 34% in 2016.

Online Performance (in k's)	Dec 2016	Dec 2015	+/-	YTD 2016	YTD 2015	+/-	TTM	2015	2014
# of Site Visits	171	152	29%	2,111	1,174	80%	2,111	1,174	757
Conversion	4.4%	4.5%	(5%)	5.0%	5.9%	(25%)	5.0%	5.9%	4.1%
New Customers	5.6	2.7	56%	28.6	24.5	17%	28.6	24.5	17.2
Total Customers	82.5	55.9	55%	82.5	55.9	55%	82.5	55.9	29.6
Total Orders $'s	$ 840	$ 602	39%	$ 6,262	$ 4,668	34%	$ 6,262	$ 4,668	$ 3,010

III. SALES SUMMARY

We closed 2016 with revenue of $6.925 million, up +36% online and 21% overall, but off budget by 13%. Our marketplace channel finished slightly ahead of budget and prior year, but we seem to have reached a point of maturity with primary marketplace customer GovX. Our "other" B2B channels closed ahead of plan, though significantly less than prior year as expected. We continue to focus our internal resources on growing HYLETE.com, our highest margin sales channel.

Sales by Channel ($000's)	Dec 2016	Dec 2016B	Dec 2015	+/- 2016B	+/- 2015	YTD 2016	YTD 2016B	YTD 2015	+/- 2016B	+/- 2015
HYLETE.com	$ 850	$ 1,144	$ 572	(27%)	45%	$ 5,948	$ 7,146	$ 4,585	(17%)	58%
Marketplace	50	75	70	(33%)	(29%)	658	620	617	5%	5%
All Other	29	11	72	175%	(60%)	559	255	750	44%	(54%)
	$ 908	$ 1,227	$ 714	(26%)	27%	$ 6,925	$ 8,002	$ 5,755	(15%)	21%

HYLETE

IV. GROSS MARGIN and EBITDA

Our gross margins improved significantly in the second half of 2016, from 51.6% to 54.2%, due to a healthier mix of new product releases vs. clearance sales, and we closed the year on target. Our operating expenses finished below budget and slightly below prior year, showing a more efficient use of capital and scalability. EBITDA improved 35% over 2015, but we experienced losses of $449k more than plan due to the 13% deficit to our sales target for the year.

Summary P&L ($000's)	Dec 2016	Dec 2016B	Dec 2015	+/- 2016B	+/- 2015	YTD 2016	YTD 2016B	YTD 2015	+/- 2016B	+/- 2015
Sales	$ 908	$ 1,227	$ 714	(26%)	27%	$ 6,925	$ 8,002	$ 5,755	(13%)	21%
Gross Profit	489	659	370	(26%)	32%	3,669	4,245	3,051	(14%)	21%
GP %	53.9%	53.7%	51.9%	0.2%	2.0%	53.0%	53.0%	52.9%	(0.0%)	0.1%
Expenses	465	575	484	19%	4%	4,840	4,965	4,863	3%	0%
EBITDA	$ 28	$ 86	$ (114)	70%	125%	$ (1,171)	$ (722)	$ (1,812)	(62%)	35%

V. BALANCE SHEET and CASH FLOW

We closed 2016 with $1.175 million in cash. Our inventory turns doubled in 2016, with $1.5M in inventory representing 3.3 turns in December. We generated ~$1.0 million in free cash flow in 2016 by selling down inventory, however we now need to build our levels again. AP and DPO finished much lower than budget, and will continue to be lower, as we are now relying on more suppliers that require upfront deposits of 30%-50%. Inventory purchases and related deposits will be a primary focus and planned capital usage in early 2017.

Balance Sheet ($000's)	Dec 2016	Dec 2016B	Dec 2015	+/- 2016B	+/- 2015
Cash	$ 1,175	$ 568	$ 672	107%	75%
Inventory (net)	1,524	2,070	2,509	(26%)	(39%)
AP	477	1,365	1,045	(65%)	(54%)
Working Capital	1,969	(85)	(26)	-	-
Debt	3,157	1,182	2,055	167%	54%
Equity	$ (414)	$ 290	$ 490	(243%)	(185%)
Inventory Turns	*3.3*	*3.3*	*1.6*	*0%*	*101%*
DPO	*34.2*	*72.0*	*91.4*	*(53%)*	*(63%)*

Cash Flows ($000's)	Dec 2016	Dec 2016B	Dec 2015	+/- 2016B	+/- 2015	YTD 2016	YTD 2016B	YTD 2015
Beginning Cash	$ 1,545	$ 426	$ 445	263%	247%	$ 672	$ 700	$ 470
Cash from Operations	(378)	177	(449)	(314%)	(16%)	(1,363)	(144)	(2,752)
Cash from Investing	2	(5)	(27)	(138%)	(107%)	(161)	(32)	(528)
Cash from Financing	6	(32)	705	-	(99%)	2,030	45	3,482
Cash On Hand	$ 1,175	$ 568	$ 672	107%	75%	$ 1,175	$ 568	$ 672

VI. 2017 OUTLOOK

We are targeting $10.0 million in revenue in 2017. We will see a small uptick in gross margin from continued channel shift and leverage within our expense structure, resulting in an EBITDA loss of $1.0 million. We will require a minimum of $1.0 million in additional capital in order to achieve our plan and stay within our covenants on our existing debt.

HYLETE

Income Statement	December 2016	December 2016B	December 2015	YTD 2016	YTD 2016B	YTD 2015
Net Sales:						
Online	$ 829,817	$1,143,512	$ 571,909	$ 5,947,662	$ 7,146,330	$ 4,385,440
Marketplace	49,525	73,381	69,887	638,032	619,973	617,261
All Other Channels	28,855	10,500	71,721	339,034	235,456	729,907
Total Net Sales	$ 908,197	$1,227,393	$ 713,517	$ 6,924,728	$ 8,001,759	$ 5,732,608
Cost of Goods Sold	419,023	568,519	343,170	3,255,571	3,758,962	2,701,753
Gross Profit	489,174	658,874	370,347	3,669,157	4,242,797	3,030,855
Gross Margin %	*53.9%*	*53.7%*	*51.9%*	*53.0%*	*53.0%*	*52.9%*
Distribution	137,827	202,520	119,033	1,107,462	1,303,275	1,146,967
Sales	23,510	32,526	72,401	187,496	213,423	746,734
Marketing	147,386	188,022	109,577	1,844,287	1,765,440	1,251,158
Operations	77,474	75,282	72,846	850,313	829,404	796,601
G&A	77,299	74,277	110,498	850,629	853,468	901,889
Total Operating Expenses	463,497	572,626	484,355	4,840,187	4,965,010	4,843,347
EBITDA	25,678	86,248	(114,008)	(1,171,030)	(722,212)	(1,812,492)
Depreciation	(15,053)	(13,293)	(13,299)	(163,737)	(159,520)	(71,090)
Interest Expense	(51,358)	(22,472)	(16,315)	(498,089)	(264,413)	(48,640)
Net Income	$ (40,733)	$ 50,483	$ (143,623)	$ (1,832,856)	$ (1,146,145)	$ (1,932,222)

HYLETE

Balance Sheet	December 2016	December 2016B	December 2015
ASSETS			
Current Assets:			
Cash	$1,175,019	$ 567,761	$ 671,617
Accounts Receivable	47,115	36,691	83,252
Inventory, net	1,523,970	2,070,405	2,509,364
Prepaid Assets	299,379	98,383	122,094
Total	3,045,483	2,773,240	3,386,326
Fixed Assets, net	296,109	207,273	366,793
Intangible Assets, net	265,904	218,331	186,219
Other Long Term Assets	-	-	11,350
Total Assets	$3,607,496	$3,198,843	$3,950,688
LIABILITIES			
Current Liabilities			
Accounts Payable	$ 477,360	$1,364,797	$1,045,146
Accrued Liabilities	261,173	361,702	355,977
Deferred Revenue	126,592	-	3,925
Short Term Debt	211,117	1,131,682	2,007,350
Total Current Liabilities	1,076,242	2,858,182	3,412,396
Long Term Liabilities			
Equipment Financing	30,948	50,431	47,955
Long Term Debt	2,914,744	-	-
Total LT Liabilities	2,945,693	50,431	47,955
Total Liabilities	4,021,935	2,908,613	3,460,351
Equity			
Common Stock	132,011	116,758	132,011
Preferred Stock	4,357,758	4,366,119	3,429,678
Retained Earnings	(4,904,208)	(4,192,646)	(3,071,352)
Total Equity	(414,439)	290,231	490,337
Total Liabilities and Equity	$3,607,496	$3,198,843	$3,950,688

HYLETE

Cash Flow Statement	December 2016	December 2016B	December 2015	YTD 2016	YTD 2016B	YTD 2015
Operating Activities:						
Net Income	$ (40,733)	$ 50,483	$ (143,623)	$ (1,832,856)	$ (1,146,145)	$ (1,932,222)
Depreciation & Amortization	15,053	13,293	13,299	163,737	159,520	71,090
Accounts Receivable	24,859	6,032	(5,178)	36,136	46,561	(11,031)
Inventory	83,919	68,519	(132,191)	985,394	433,894	(1,384,429)
Prepaid Assets	(181,806)	5,000	13,505	(177,285)	26,448	(3,327)
Accounts Payable	(231,836)	23,766	(236,186)	(567,786)	324,716	434,863
Accrued Expenses	(28,262)	9,551	71,390	(94,804)	11,398	68,854
Deferred Revenue	(19,154)	-	(29,800)	122,668	-	3,928
Cash From Operating Activities	(377,961)	176,644	(448,783)	(1,364,795)	(143,608)	(2,752,275)
Investing Activities:						
Fixed Assets	(9,450)	-	(1,911)	(93,053)	(0)	(437,884)
Intangible Assets	-	(2,500)	(13,891)	(79,685)	(32,112)	(98,710)
Shareholder Note	11,350	-	(11,350)	11,350	-	8,750
Cash From Investing Activities	1,900	(2,500)	(27,152)	(161,388)	(32,112)	(527,844)
Financing Activities:						
Debt Borrowings/(Payments)	6,430	(32,378)	687,770	1,101,505	(892,977)	2,055,304
New Stock Issuance	-	-	15,253	928,080	936,441	1,426,682
Distribution to Shareholders	-	-	-	-	-	-
Cash From Financing Activities	6,430	(32,378)	703,023	2,029,585	43,464	3,481,986
Increase/(Decrease) in Cash	(369,630)	141,766	227,087	503,402	(132,256)	201,867
Cash Beginning of Period	1,544,650	425,995	444,530	671,617	700,017	469,750
Cash, End of Period	$1,175,019	$ 567,761	$ 671,617	$ 1,175,019	$ 567,761	$ 671,617